Exhibit 99.1

SMX Files Patent to Unlock Circular Economy Participation for Auto, Aerospace and Infrastructure Applications

SMX seeks to commercialize first-of-a-kind sustainability platform for aluminum alloy products and material

NEW YORK, March 9, 2023 /PRNewswire/ — SMX (Security Matters) Public Limited Company (NASDAQ: SMS; SMXWW) has filed a patent with the United States Patent and Trademark Office for an application that could meet the demand for visibility and accounting by some of the largest industrial consumers of aluminum alloy products and materials.

SMX technology provides material-intensive industries a blockchain platform for full lifecycle accounting of materials enabled via molecular-level marking (U.S. application no. 63/450,826). SMX development of a platform for semi-industrialized aluminum alloys showed:

•	A proprietary Marking System can be implemented at the melting stage for full lifecycle authentication of origin, grade composition and specification limits

•	The SMX Marking System can provide post- production authentication of material durability for traceability without affecting mechanical and physical properties of aluminum products

•	SMX hardware for non-destructive reading of markings can trace marked aluminum across production steps and differentiating between the marked and unmarked products.

The system was designed with guidance from global automakers and aluminum manufacturers to meet specific requirements for ethical sourcing, quality in manufacturing production, and recycle and reuse accounting.

The production, manufacture, and use of aluminum presents measurable sustainability challenges, including carbon emissions, waste and scrap generation, landfill bulk, and downgrading. An abundant availability of raw material and unique properties enabling it to maintain integrity after recycling has made aluminum a highly sought after and widely used material in a number of industries. The SMX platform introduces a method for accurately accounting of the material from origination through production and re-use.

A commercialized, scalable SMX platform is intended to provide aluminum supply chain accounting needs for a variety of manufacturing, transportation, construction and electrical applications. SMX technologies present a flexible, industry-agnostic solution for identifying presence of recycled aluminum material in finished products for additional accounting of reuse of recycle of material.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

About SMX

SMX enables materials to carry a history that can be authenticated through origination, use, recycle, and multiple reuse cycles.

The company’s B2B white label platforms power commercial sustainability applications across a variety of industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste.

SMX offers a robust, innovative, and scalable solution for supply chain authentication, traceability, and transparency to transform businesses for participation in the circular economy. Its technology gives materials in solid, liquid, and gas forms the ability to maintain a virtual memory of origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record.

The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities’; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that SMX will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that SMX experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

MEDIA RELATION ENQUIRIES

Joe McGurk

MZ Group North America

P: 917-259-6895

E: joe.mcgurk@mzgroup.us

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4